Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for 2018 Third Fiscal Quarter

And Updates Fiscal Year 2018 Guidance

FOSHAN, July 24, 2018 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced its unaudited financial results for the third fiscal quarter ended May 31, 2018.

2018 Third Fiscal Quarter Financial Highlights (in comparison to same period of the last fiscal year):

•	Revenue was RMB540.9 million, up 33.0%

•	Gross profit was RMB232.6 million, up 26.6%; gross margin was 43.0%, down from 45.2%

•	Operating income was RMB156.1 million, up 28.1%; operating margin was 28.9%, down from 30.0%

•	Adjusted operating income(1) was RMB164.1 million, up 34.7%; adjusted operating margin(1) was 30.3%, up from 30.0%

•	Net income was RMB134.1 million, up 24.7%; adjusted net income(2) was RMB142.1 million, up 32.2%; net margin was 24.8%, down from 26.4%; adjusted net margin(2) was 26.3%, down from 26.4%

•	Basic and diluted EPS was RMB1.04, down 1.0%; adjusted basic and diluted EPS(3) was RMB1.10, up 4.8%

•	Adjusted EBITDA(4) was RMB187.6 million, up 29.2%; adjusted EBITDA margin(4) was 34.7%, down from 35.7%

2018 Nine Months Ended May 31, 2018 Financial Highlights (in comparison to same period of the last fiscal year):

•	Revenue was RMB1,329.2 million, up 26.2%

•	Gross profit was RMB521.6 million, up 30.5%; gross margin was 39.2%, up from 38.0%

•	Operating income was RMB281.1 million, up 21.4%; operating margin was 21.1%, down from 22.0%

•	Adjusted operating income(1) was RMB300.9 million, up 30.0%, adjusted operating margin(1) was 22.6%, up from 22.0%

•	Net income was RMB237.2 million, up 21.4%; adjusted net income(2) was RMB257.0 million, up 31.5%; net margin was 17.8%, down from 18.6%; adjusted net margin(2) was 19.3%, up from 18.6%

•	Basic and diluted EPS was RMB1.95, up 12.1%; adjusted basic and diluted EPS(3) was RMB2.12, up 21.8%

•	Adjusted EBITDA(4) was RMB373.9 million, up 26.1%; adjusted EBITDA margin(4) was 28.1%, down from 28.2%

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.
(1)	Adjusted operating income/(loss) is defined as operating income/(loss) excluding share-based compensation expense. Adjusted operating margin is defined as adjusted operating income/(loss) divided by revenue.
(2)	Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense. Adjusted net margin is defined as adjusted net income/(loss) divided by revenue.
(3)	Adjusted basic and diluted EPS is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.
(4)	Adjusted EBITDA is defined as net income/(loss) excluding interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which is reserved for designated purpose of use in near future. Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

“We have delivered our fifth consecutive quarter of solid revenue growth, underpinned by the disciplined execution of strategies to drive organic and acquisitive growth,” said Jerry He, Bright Scholar’s Chief Executive Officer. “Our focus on delivering a premium education enables students to achieve academic excellence and the rate at which they are admitted to top universities and schools continue to grow beyond our expectation. In addition to the outstanding achievements of the graduating class from our international schools with 90% of our students having received offers from global top 50 institutions, we recently received our students’ 2018 Zhongkao (China’s high school entrance exam) results and 80.3% of grade 9 graduates from our bilingual schools have been accepted into top public high schools in their respective regions.”

“We continue to strengthen our market leading position through the execution of our growth strategies, as demonstrated by the recent completion of four acquisitions. The acquired five kindergartens from Wuhan Qiaosheng Education Investment Company (“Xinqiao”) will join our expanding nationwide network, providing quality early year education to our youngest students. In addition, we have completed the transactions of three strategic acquisitions to expand our service offerings in the complementary education service segment. Bright Scholar now owns a 70% equity interest in Can-achieve Education Consultants Co., Ltd. (“Can-achieve”), a China-based education consulting business which represents over 600 prestigious overseas universities in the US and Canada; a 75% equity interest in Foundation Global Education Limited (“FGE”), a Hong Kong-based education consulting company for overseas boarding schools and universities as well as a 51.67% equity interest in Guangzhou Zangxing Network Technology Co., Ltd (“Zangxing”), an education technology company based in Guangzhou, China. The transactions related to FGE and Zangxing were completed on June 1, 2018. We are delighted to welcome these companies into our expanding Bright Scholar family, and are now working hard to integrate these businesses to capitalize the synergies with our existing schools.”

“Factoring in the revenue contributions from the acquisition of Xinqiao & Can-Achieve, the revenue for the third fiscal quarter was RMB540.9 million, representing a year-over-year increase of 33%, and for the nine-month period, revenue was RMB1,329 million, representing a 26% year -over -year increase. In light of these acquisitions, we have updated the financial guidance for the full fiscal year 2018 to include revenues from existing business and investments with new guidance representing a year-over-year growth of 26% to 28%.”

“In addition to the completion of the above strategic acquisitions, we recently announced that Bright Scholar has signed an agreement to acquire a 70% equity interest in a renowned Zhejiang-based art training institution for a total consideration of RMB70 million. The institution specializes in preparing students for college entrance exams relating to media and communication as well as music and performance studies. Founded in 2009, the institution has two main campuses with over 600 students, delivering a revenue of RMB23.7 million and EBITDA of RMB9 million in 2017. We believe this strategic investment will further expand our service offerings and help more students enroll in their desired art colleges.

“We are also pleased to report that our long-term collaboration with Country Garden Holdings Company Limited has continued to deepen. As of July 17, 2018, we have signed contracts to operate 12 kindergartens within Country Garden properties with a total full capacity of 3,420 students. This impactful relationship provides us with a strong pipeline for expanding our nationwide network and allows a high visibility of revenue as we continue to build scale.”

“As of May 31, 2018, our average student enrollment(5) was 35,275, representing a year-over-year growth of 19.1% as compared to that of May 31, 2017. We are proud of the progress we have achieved and the consecutive quarterly growth results continue to demonstrate our commitment to accelerating sustainable revenue growth. Furthermore, underscoring the confidence in the Company’s prospects, the Board has approved a share buyback program of up to USD100 million on April 26, 2018. As of July 23, 2018, the Company has repurchased 195,276 shares with an average price of $15.9 per share. The Company remains committed to creating sustainable value for shareholders through operational performance, accretive strategic acquisitions, continued execution of our growth strategies and diligent share repurchases.”

(5)	Monthly average number of students enrolled at our schools during the first nine months of 2018 school year ended May 31, 2018

UNAUDITED FINANCIAL RESULTS OF THE THIRD FISCAL QUARTER ENDED MAY 31, 2018

Revenues

Revenue for the third fiscal quarter was RMB540.9 million, representing a 33.0% increase from RMB406.7 million in the same period of the last fiscal year.

The table below sets forth a breakdown of revenues:

	Third Fiscal Quarter Ended May 31, 2018	Third Fiscal Quarter Ended May 31, 2017	YoY % Change
	(RMB in millions)	(RMB in millions)
International Schools	178.9	157.8	13.4%
Bilingual Schools	161.7	126.9	27.4%
Kindergartens	129.9	96.1	35.2%
Complementary	70.4	25.9	171.8%
Total	540.9	406.7	33.0%

International Schools: Revenue for the quarter was RMB178.9 million, representing a 13.4% increase from RMB157.8 million. This accounts for 33.1% of total revenues as compared to 38.8% in the same period of the last fiscal year, primarily due to a 14.5% increase in the average number of students from 6,498 to 7,440, and a 1.1% decrease in the average tuition and fees from RMB24,298 to RMB24,039 during the comparison periods.

Bilingual Schools: Revenue for the quarter was RMB161.7 million, representing a 27.4% increase from RMB126.9 million, accounting for 29.9% of total revenues as compared to 31.2% in the same period of the last fiscal year. This was primarily due to an 19.1% increase in the average number of students from 13,241 to 15,773, and a 7.0% increase in the average tuition and fees from RMB9,582 to RMB10,253 during the comparison periods.

Kindergartens: Revenue for the quarter was RMB129.9 million, representing a 35.2% increase from RMB96.1 million, accounting for 24.0% of total revenues as compared to 23.6% in the same period of the last fiscal year. This was primarily due to a 33.1% increase in the average number of students from 10,604 to 14,111, and a 1.6% increase in the average tuition and fees from RMB9,063 to RMB9,207 during the comparison periods. Xinqiao kindergartens contributed a RMB12.7 million to our revenue for the third fiscal quarter ended May 31, 2018.

Complementary: Revenue for the quarter was RMB70.4 million, representing a 171.8% increase from RMB25.9 million, accounting for 13.0% of total revenues as compared to 6.4% in the same period of the last fiscal year. The revenue of élan English learning centers has increased by 2.5% to RMB24.7 million. Can-Achieve, the international education consulting company, contributed a RMB36.3 million to our revenue for the third fiscal quarter ended May 31, 2018.

Cost of Revenues

Cost of revenues for the quarter was RMB308.3 million, representing a 38.3% increase from RMB223.0 million in the same period of the last fiscal year. This was primarily due to an increase in staff costs to RMB200.9 million, as a consequence of an increase in the headcount of teaching staff as our school network expanded. The percentage increase in the average number of teachers and instructors rose by 19.2% from 3,244 to 3,866 during the comparison periods.

International Schools: Cost of revenues for the quarter was RMB98.7 million, representing a 8.6% increase from RMB90.9 million in the same period of the last fiscal year.

Bilingual Schools: Cost of revenues for the quarter was RMB93.1 million, representing a 31.3% increase from RMB70.9 million in the same period of the last fiscal year.

Kindergartens: Cost of revenues for the quarter was RMB61.2 million, representing an 31.9% increase from RMB46.4 million in the same period of the last fiscal year.

Complementary: Cost of revenues for the quarter was RMB55.3 million, representing a 273.6% increase from RMB 14.8 million in the same period of the last fiscal year. The increase was primarily attributed to incremental cost of RMB24.7 million from Can-Achieve which was consolidated during our third fiscal quarter.

Gross Profit and Gross Margin

Gross profit for the quarter was RMB232.6 million, representing a 26.6% increase from RMB183.8 million in the same period of the last fiscal year. Gross margin for the quarter was 43.0%, as compared to 45.2% in the same period of the last fiscal year. The consolidated margin decrease was primarily due to the impact of new bilingual schools and dilution from élan English learning centers, camps and other business.

International Schools: Gross profit for the quarter was RMB80.2 million, representing a 19.7% increase from RMB67.0 million in the same period of the last fiscal year. Gross margin for the quarter was 44.8%, as compared to 42.5% in the same period of the last fiscal year.

Bilingual Schools: Gross profit for the quarter was RMB68.6 million, representing a 22.5% increase from RMB56.0 million in the same period of the last fiscal year. Gross margin for the quarter was 42.4%, as compared to 44.1% in the same period of the last fiscal year. The gross margin decrease was primarily due to the impact from five new opened bilingual schools in fiscal 2018.

Kindergartens: Gross profit for the quarter was RMB68.7 million, representing a 38.2% increase from RMB49.7 million in the same period of the last fiscal year. Gross margin for the quarter was 52.9%, as compared to 51.7% in the same period of the last fiscal year.

Complementary: Gross profit for the quarter was RMB15.1 million, representing a 36.0% increase from RMB11.1 million in the same period of the last fiscal year. Gross margin for the quarter was 21.4%, as compared to 42.9% in the same period of the last fiscal year. The reasons for the gross margin decrease were mainly due to dilution from élan’s headcount increase; lower margins from camp and other businesses as well as impact from Can-Achieve.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (6)

Total selling, general and administrative expenses for the quarter were RMB77.8 million, representing a 19.2% increase from RMB65.2 million in the same period of the last fiscal year. This accounted for 14.4% of total revenues as compared to 16.0% in the same period of the last fiscal year. The increase in selling, general and administrative expenses was primarily due to the increase in the compensation and benefits paid to additional general and administrative staff members and employee stock ownership plan (“ESOP”) related expenses to retain talents, as well as increase in marketing fees for brand promotion, merger and acquisition and other professional services to support the growing business as a listed company.

Adjusted SG&A expenses(6) for the quarter were RMB69.7 million, representing a 6.9% increase from RMB65.2 million in the same period of the last fiscal year. This accounted for 12.9% of total revenues as compared to 16.0% in the same period of the last fiscal year.

(6)	Adjusted SG&A Expenses is defined as selling, general and administrative expenses excluding share-based compensation expense.

Operating Income, Operating Margin and Adjusted Operating Income

Operating income for the quarter was RMB156.1 million, representing a 28.1% increase from RMB121.8 million in the same period of the last fiscal year. Operating margin for the quarter was 28.9%, as compared to 30.0% in the same period of the last fiscal year.

Adjusted operating income for the quarter was RMB164.1 million, representing a 34.7% increase from RMB121.8 million in the same quarter of the last fiscal year. Adjusted operating margin was 30.3% for the quarter as compared to 30.0% in the same period of the last fiscal year.

Net Income and Adjusted Net Income

Net income for the quarter was RMB134.1 million, representing a 24.7% increase from RMB107.5 million in the same period of the last fiscal year.

Adjusted net income for the quarter was RMB142.1 million, representing a 32.2% increase RMB107.5 million in the same period of the last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the quarter were RMB1.04 and RMB1.04, respectively, down 1.0% as compared to earnings of RMB1.05 and RMB1.05, respectively, in the same period of the last fiscal year.

Adjusted basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the quarter were RMB1.10 and RMB1.10, respectively, up 4.8% as compared to earnings of RMB1.05 and RMB1.05, respectively, in the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the quarter was RMB187.6 million, representing a 29.2% increase from RMB145.2 million in the same period of the last fiscal year.

UNAUDITED FINANCIAL RESULTS OF 2018 FIRST NINE MONTHS ENDED MAY 31, 2018

Revenues

Revenues for the first nine months of fiscal 2018 were RMB1,329.2 million, representing a 26.2% increase from RMB1,052.9 billion in the same period of the last fiscal year.

The table below sets forth a breakdown of revenues:

	Nine Months Ended May 31, 2018	Nine Months Ended May 31, 2017	YoY % Change
	(RMB in millions)	(RMB in millions)
International Schools	472.2	410.1	15.1%
Bilingual Schools	425.8	330.3	28.9%
Kindergartens	309.1	245.6	25.9%
Complementary	122.1	66.9	82.5%
Total	1,329.2	1,052.9	26.2%

International Schools: Revenue for the period was RMB472.2 million, representing a 15.1% increase from RMB410.1 million. This accounted for 35.5% of total revenues as compared to 38.9% in the same period of the last fiscal year. The increase was primarily due to a 15.1% increase in the average number of students from 6,372 to 7,334, and a 0.05% increase in the average tuition and fees from RMB64,355 to RMB64,386 during the comparison periods.

Bilingual Schools: Revenue for the period was RMB425.8 million, representing a 28.9% increase from RMB330.3 million. This accounts for 32.0% of total revenues as compared to 31.4% in the same period of last fiscal year. The increase was primarily due to a 18.2% increase in the average number of students from 13,169 to 15,566, and a 9.1% increase in the average tuition and fees from RMB25,079 to RMB27,356 during the comparison periods.

Kindergartens: Revenue for the period was RMB309.1 million, representing a 25.9% increase from RMB245.6 million. This accounted for 23.3% of total revenues as compared to 23.3% in the same period of the last fiscal year. The increase was primarily due to a 22.9% increase in the average number of students from 10,071 to 12,375, and a 2.4% increase in the average tuition and fees from RMB24,391 to RMB24,980 during the comparison periods. Revenue contribution from Xinqiao kindergartens was RMB12.7 million for the reporting period.

Complementary: Revenue for the period was RMB122.1 million, representing an 82.5% increase from RMB66.9 million. This accounted for 9.2% of total revenues as compared to 6.4% in the same period of the last fiscal year. The revenue of élan English learning centers has increased by 22.4% to RMB67.7 million. Can-Achieve, the international education consulting company, contributed RMB36.3 million to our revenue for the period.

Cost of Revenues

Cost of revenues for the period was RMB807.6 million, representing a 23.6% increase from RMB653.2 million in the same period of the last fiscal year. This was primarily due to an increase in staff costs to RMB560.6 million, as a consequence of an increase in the headcount of teaching staff as our school network expanded. The average number of our teachers and instructors increased by 14.2% from 3,229 to 3,689 during the comparison periods.

International Schools: Cost of revenues for the period was RMB279.0 million, representing a 4.2% increase from RMB267.7 million in the same period of the last fiscal year.

Bilingual Schools: Cost of revenues for the period was RMB269.3 million, representing a 30.7% increase from RMB206.0 million in the same period of the last fiscal year.

Kindergartens: Cost of revenues for the period was RMB168.1 million, representing a 22.6% increase from RMB137.1 million in the same period of the last fiscal year.

Complementary: Cost of revenues for the period was RMB91.2 million, representing a 115.1% increase from RMB42.4 million in the same period of the last fiscal year. The increase was primarily attributed to the incremental cost of RMB24.7 million from Can-Achieve which was consolidated during our third fiscal quarter.

Gross Profit and Gross Margin

Gross profit for the period was RMB521.6 million, representing a 30.5% increase from RMB399.7 million in the same period of the last fiscal year. Gross margin for the period was 39.2%, as compared to 38.0% in the same period of the last fiscal year.

International Schools: Gross profit for the period was RMB193.2 million, representing a 35.8% increase from RMB142.3 million in the same period of the last fiscal year. Gross margin for the period was 40.9%, as compared to 34.7% in the same period of the last fiscal year.

Bilingual Schools: Gross profit for the period was RMB156.5 million, representing a 25.9% increase from RMB124.3 million in the same period of the last fiscal year. Gross margin for the period was 36.8%, as compared to 37.6% in the same period of the last fiscal year. The gross margin decrease was primarily due to the impact from five new opened bilingual schools in fiscal 2018.

Kindergartens: Gross profit for the period was RMB141.0 million, representing a 30.0% increase from RMB108.5 million in the same period of the last fiscal year. Gross margin for the period was 45.6%, as compared to 44.2% in the same period of the last fiscal year.

Complementary: Gross profit for the period was RMB30.9 million, representing a 25.6% increase from RMB24.6 million in the same period of the last fiscal year. Gross margin for the period was 25.3%, as compared to 36.8% in the same period of the last fiscal year. The reasons for the gross margin decrease were mainly due to dilution from élan’s headcount increase; lower margins from camp and other businesses as well as impact from Can-Achieve.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (6)

Total selling, general and administrative expenses for the period were RMB250.8 million, representing a 45.0% increase from RMB173.0 million in the same period of the last fiscal year, accounting for 18.9% of total revenues as compared to 16.4% in the same period of the previous fiscal year. The increase in selling, general and administrative expenses was primarily due to the increase in the compensation and benefits paid to additional general and administrative staff members and ESOP related expenses to retain talent, as well as increase in marketing fees for brand promotion, merger and acquisition and other professional services to support the growing business as a listed company.

Adjusted SG&A expenses(6) for the quarter were RMB231.0 million, representing a 33.5% increase from RMB173.0 million in the same period of the last fiscal year, accounting for 17.4% of total revenues as compared to 16.4% in the same period of the previous fiscal year.

(6)	Adjusted SG&A Expenses is defined as selling, general and administrative expenses excluding share-based compensation expense.

Operating Income, Operating Margin and Adjusted Operating Income

Operating income for the period was RMB281.1 million, representing a 21.4% increase from RMB231.5 million in the same period of the last fiscal year. Operating margin for the nine-month period was 21.1%, as compared to 22.0% in the same period of the previous fiscal year.

Adjusted operating income for the period was RMB300.9 million, representing a 30.0% increase from RMB231.5 million in the same period of last fiscal year. Adjusted operating margin for the nine-month period was 22.6% as compared to 22.0% in the same period of last fiscal year.

Net Income and Adjusted Net Income

Net income for the period was RMB237.2 million, representing a 21.4% increase from RMB195.5 million in the same period of the last fiscal year.

Adjusted net income for the period was RMB257.0 million, representing a 31.5% increase from RMB195.5 million in the same period of the previous fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the period were RMB1.95 and RMB1.95, respectively. These were up 12.1% respectively as compared to earnings of RMB1.74 and RMB1.74, respectively, in the same period of the last fiscal year.

Adjusted basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the period were RMB2.12 and RMB2.12, respectively. These were up 21.8% respectively as compared to earnings of RMB1.74 and RMB1.74 respectively, in the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the period was RMB373.9 million, representing a 26.1% increase from RMB296.5 million in the same period of the last fiscal year.

Cash and Working Capital

As of May 31, 2018, the Company’s cash and cash equivalents and restricted cash totaled RMB2,702.2 million (US$ 421.6 million), as compared to RMB1,906.8 million as of February 28, 2018.

GUIDANCE FOR FISCAL YEAR ENDING AUGUST 31, 2018

In conjunction with the completion of the four acquisitions, the Company updates its financial guidance of fiscal 2018 to include revenues from existing business and the four strategic investments. The Company expects its revenue to be between approximately RMB1,674 million and RMB 1,700 million, representing a year-over-year growth between 26% and 28%. The Company had previously announced its organic revenue guidance to range from RMB1,630 million to RMB1,660 million.

The Company also raises its guidance on the average student enrollment to be between approximately 35,000 and 36,000, representing a year-over-year increase between 18% and 21%. The previous guidance for an average student enrollment was between 34,300 to 35,000, representing a year-over-year increase between 15% to 18%.

The Company revises its guidance on new school openings and expects 10 new school openings for Fiscal Year 2018. The previous guidance was 12 new school openings for Fiscal Year 2018.

This guidance is based on the current market and operating conditions and reflects the Company’s current and preliminary estimates of such market and operating conditions and customer demand, which are all subject to change.

Conference Call

BEDU’s management will host a conference call at 8:00 am US Eastern Time (8:00 pm Beijing/Hong Kong Time) on July 25, 2018, to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	4001-201-203
Hong Kong:	852-301-84992
United States:	1-888-346-8982
Canada Toll Free:	1-855-669-9657
International:	1-412-902-4272

*	No passcode is needed for the call. Please request to join Bright Scholar Education Holdings Ltd.’s call as you dial in.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.brightscholar.com/.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Passcode:	10122044
Replay End Date:	August 1, 2018

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Additionally, the purchase price allocation of the acquisition of Xinqiao and Can-achieve, as described in the CEO Remarks section above, is preliminary as of the date of this release. Therefore, the preliminary fair value of identifiable assets and liabilities and residual goodwill, including the relating impact of depreciation and amortization, which are included in the unaudited condensed combined and consolidated financial statements as of and for the three-month and nine-month periods ended May 31, 2018, could significantly differ from the fair value as of the acquisition date determined upon completion of the purchase price allocation.

CONVENIENCE TRANSLATION

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed combined and consolidated balance sheets, and the related condensed combined and consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter and nine month period ended May 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.4096, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on May 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on May 31, 2018, or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA and adjusted net income/(loss), as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted EBITDA as net income/(loss) excluding interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which is reserved for designated purpose of use in near future and adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense. We define adjusted SG&A as selling, general and administration expense excluding share-based compensation expense and adjusted operating income/(loss) as net operating income/(loss) excluding share-based compensation expense. Additionally, we define adjusted net earnings per share attributable to ordinary shareholders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures, including adjusted EBITDA and adjusted net income/(loss), enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income, net; income tax expense/benefit and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which is reserved for designated purpose of use in near future. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which is reserved for designated purpose of use in near future have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. It also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of May 31, 2018, Bright Scholar operated 67 schools covering the breadth of K-12 academic needs of its students across eight provinces in China. In the first nine months of the 2018 school year ended May 31, 2018, Bright Scholar had an average of 35,275 students enrolled at its schools.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

FleishmanHillard

Email: BrightScholar.ir@fleishman.com

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	May 31,
	2017	2018
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	1,883,000	2,692,665	420,099
Restricted cash	13,662	9,573	1,494
Held-to-maturity investments	6,390	202,352	31,570
Accounts receivable	20	439	68
Amounts due from related parties	7,940	20,621	3,217
Other receivables, deposits and other assets	30,535	46,783	7,299
Inventories	8,598	9,314	1,453

Total current assets	1,950,145	2,981,747	465,200

Property and equipment, net	423,344	445,214	69,461
Land use right, net	34,694	33,965	5,299
Intangible assets, net	21,177	71,905	11,218
Investment in associates	—	2,067	322
Other Investment	—	83	13
Goodwill	104,035	446,299	69,630
Prepayment for construction contract	5,490	4,154	648
Deferred tax assets, net	25,337	16,564	2,584
Deposits for acquisition	78,750	18,840	2,939
Other non-current assets	43,660	33,718	5,260

Total non-current assets	736,487	1,072,809	167,374

TOTAL ASSETS	2,686,632	4,054,556	632,574

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	May 31,
	2017	2018
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB 50,899 and RMB 62,903 as of August 31, 2017 and May 31, 2018, respectively)	50,899	89,990	14,040
Amounts due to related parties (including amounts due to related parties of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB 62,138 and RMB 154,074 as of August 31, 2017 and May 31, 2018, respectively)	76,433	168,520	26,292
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB 255,859 and RMB 221,628 as of August 31, 2017 and May 31, 2018, respectively)	272,479	276,741	43,174
Income tax payable (including income tax payable of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB 13,958 and RMB 26,212 as of August 31, 2017 and May 31, 2018, respectively)	40,387	53,357	8,325
Current portion of deferred revenue (including deferred revenue of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB 761,876 and RMB 525,161 as of August 31, 2017 and May 31, 2018, respectively)	761,876	555,755	86,707

Total current liabilities	1,202,074	1,144,363	178,538

Deferred tax liabilities, net (including deferred tax liabilities of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB5,294 and RMB 10,144 as of August 31, 2017 and May 31, 2018, respectively)	5,294	16,953	2,645
Other non-current liabilities (including non-current liabilities of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB59,806 and RMB 48,745 as of August 31, 2017 and May 31, 2018, respectively)	59,806	53,404	8,332

Total non-current liabilities	65,100	70,357	10,977

TOTAL LIABILITIES	1,267,174	1,214,720	189,515

EQUITY
Share capital	7	7	1
Additional paid-in capital	1,403,608	2,578,421	402,275
Statutory reserves	64,945	64,945	10,132
Accumulated other comprehensive income	(36,494)	(48,601)	(7,583)
Accumulated (deficit)/retained earnings	(15,933)	219,287	34,212

Shareholders’ equity	1,416,133	2,814,059	439,037
Non-controlling interests	3,325	25,777	4,022

Total equity	1,419,458	2,839,836	443,059

TOTAL LIABILITIES AND EQUITY	2,686,632	4,054,556	632,574

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended May 31,			Nine Months Ended May 31,
	2017	2018		2017	2018
	RMB	RMB	USD	RMB	RMB	USD
Revenue	406,739	540,882	84,386	1,052,909	1,329,206	207,377
Cost of revenue	(222,988)	(308,316)	(48,102)	(653,166)	(807,608)	(126,000)

Gross profit	183,751	232,566	36,284	399,743	521,598	81,377
Selling, general and administrative expenses	(65,245)	(77,777)	(12,134)	(172,993)	(250,759)	(39,122)
Other operating income	3,336	1,275	199	4,763	10,274	1,603

Operating income	121,842	156,064	24,349	231,513	281,113	43,858
Interest income, net	262	7,956	1,241	1,380	14,507	2,263
Investment income	4,101	4,472	698	7,338	14,099	2,200
Other (expenses)/gains	(38)	2,634	411	(535)	(8,812)	(1,375)

Income before income taxes and share of gain of affiliates	126,167	171,126	26,699	239,696	300,907	46,946
Income tax expense	(18,671)	(37,098)	(5,788)	(44,229)	(63,697)	(9,938)
Share of gain of affiliates	—	32	5	—	32	5

Net income	107,496	134,060	20,916	195,467	237,242	37,013

Net income attributable to non-controlling interests	—	2,814	439	20,034	2,022	315

Net income attributable to ordinary shareholders	107,496	131,246	20,477	175,433	235,220	36,698

Net earnings per share attributable to ordinary shareholders
—Basic	1.05	1.04	0.16	1.74	1.95	0.30
—Diluted	1.05	1.04	0.16	1.74	1.95	0.30

Weighted average shares used in calculating net earnings per ordinary share:
—Basic	102,119,565	126,706,522	126,706,522	100,714,286	120,436,813	120,436,813
—Diluted	102,119,565	126,725,656	126,725,656	100,714,286	120,455,948	120,455,948

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended May 31			Nine Months Ended May 31
	2017	2018		2017	2018
	RMB	RMB	USD	RMB	RMB	USD
Net cash (used in)/generated from operating activities	(108,230)	(7,184)	(1,121)	82,827	100,114	15,620
Net cash generated used in investing activities	(83,613)	(375,544)	(58,590)	(31,390)	(429,315)	(66,980)
Net cash generated from financing activities	1,003,235	1,155,048	180,206	1,041,589	1,155,408	180,262
Effect of exchange rate changes on cash	—	23,075	3,600	—	(20,631)	(3,219)

Net change in cash and cash equivalents, and restricted cash	811,392	795,395	124,095	1,093,026	805,576	125,683
Cash and cash equivalents, and restricted cash at beginning of the period	644,085	1,906,843	297,498	362,451	1,896,662	295,910

Cash and cash equivalents, and restricted cash at end of the period	1,455,477	2,702,238	421,593	1,455,477	2,702,238	421,593

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended May 31,			Nine Months Ended May 31,
	2017	2018		2017	2018
	RMB	RMB	USD	RMB	RMB	USD
Operating income	121,842	156,064	24,349	231,513	281,113	43,858
Add: Share-based compensation expense	—	8,048	1,255	—	19,790	3,088

Adjusted operating income	121,842	164,112	25,604	231,513	300,903	46,946

Net income	107,496	134,060	20,916	195,467	237,242	37,013
Add: Share-based compensation expense	—	8,048	1,255	—	19,790	3,088

Adjusted net income	107,496	142,108	22,171	195,467	257,032	40,101

Net income attributable to ordinary shareholders	107,496	131,246	20,477	175,433	235,220	36,698
Add: Share-based compensation expense	—	8,048	1,255	—	19,790	3,088

Adjusted net income attributable to ordinary shareholders	107,496	139,294	21,732	175,433	255,010	39,786

Net income	107,496	134,060	20,916	195,467	237,242	37,013
Less: Interest income, net	262	7,956	1,241	1,380	14,507	2,263
Add: Income tax expense	18,671	37,098	5,788	44,229	63,697	9,938
Add: Depreciation and amortization	19,281	20,511	3,200	58,217	60,573	9,450
Add: Share-based compensation expense	—	8,048	1,255	—	19,790	3,088
Add: Foreign exchange (gain)/loss	—	(4,147)	(647)	—	7,140	1,114

Adjusted EBITDA	145,186	187,614	29,271	296,533	373,935	58,340

Selling, general and administrative expenses	65,245	77,777	12,134	172,993	250,759	39,122
Less: Share-based compensation expense	—	8,048	1,255	—	19,790	3,088

Adjusted selling, general and administrative expenses	65,245	69,729	10,879	172,993	230,969	36,034

Weighted average shares used in calculating earnings per ordinary share:
—Basic	102,119,565	126,706,522	126,706,522	100,714,286	120,436,813	120,436,813
—Diluted	102,119,565	126,725,656	126,725,656	100,714,286	120,455,948	120,455,948

Adjusted net earnings per share attributable to ordinary shareholders
—Basic	1.05	1.10	0.17	1.74	2.12	0.33
—Diluted	1.05	1.10	0.17	1.74	2.12	0.33